SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Section 13 and 15(d)
of the Securities Exchange Act of 1934

Commission File Number 333-51214

WFS FINANCIAL 2001-A OWNER TRUST
(Exact name of registrant as specified in its charter)

C/O WFS RECEIVABLES CORPORATION
6655 WEST SAHARA AVENUE, LAS VEGAS, NV 89146
702-227-8100
(Address, including zip code and telephone number,
including area code, of registrants’ principal executive offices)

WFS FINANCIAL 2001-A OWNER TRUST
$179,000,000 OF 5.58125% AUTO RECEIVABLE BACKED NOTES, CLASS A-1,
$232,000,000 OF 5.52% AUTO RECEIVABLE BACKED NOTES, CLASS A-2,
$334,000,000 OF LIBOR + 0.17% AUTO RECEIVABLE BACKED NOTES, CLASS A-3, AND
$255,000,000 OF LIBOR + 0.22% AUTO RECEIVABLE BACKED NOTES, CLASS A-4
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

     Approximate number of holders of record as of the certification or notice date:

               Class A-1 Notes:  0

               Class A-2 Notes:  7
               Class A-3 Notes: 15
               Class A-4 Notes: 36

     Pursuant to the requirements of the Securities Exchange Act of 1934, WFS FINANCIAL 2001-A OWNER TRUST has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFS Financial Inc as Master Servicer

DATE: June 4, 2002	By:	/s/ Mark Olson
Mark Olson, Senior Vice President and Controller